NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) – TSX;
(PGH) – NYSE
PENGROWTH ENERGY TRUST ANNOUNCES ACQUISITION OF ADDITIONAL
PROPERTIES IN THE HORN RIVER BASIN
(Calgary, October 5, 2009) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively “Pengrowth”), today announced it has entered into an agreement, subject to the Vendor receiving regulatory approval, that will result in significant additions to its land position in the Horn River Basin shale gas play located in north-eastern British Columbia. Following the acquisition of an additional 28,842 acres (approximately 43 net sections) of undeveloped land for $9 million and $2 million for the vendor’s interest in a standing cased well bore, Pengrowth will hold a total of 73,147 net acres or approximately 113 net sections, the ninth largest acreage position in the Horn River Basin.
“Pengrowth’s increased operated presence in a highly attractive emerging shale gas play is consistent with the Trust’s strategy of pursuing resource plays with the potential of achieving predictable, repeatable and scalable results,” said Derek Evans, Pengrowth’s President and Chief Executive officer.
The acquired lands will complement Pengrowth’s existing interests in the central part of the Horn River Basin close to discoveries announced by several multi national producers. Pengrowth’s lands are strategically located near the Spectra Fort Nelson Plant and Spectra Pipeline and the proposed EnCana Cabin Facility. The acquisition includes prospects in both the Muskwa and Evie shale deposits. Following the acquisition, Pengrowth will have a 10% interest in the Dilly Creek block and a 100% interest in Moss Creek and in the Gunnell Creek lands where Pengrowth participated in the a-87-C 94-P-4 well last winter, encountering approximately 50 meters of gas-bearing Evie shale.
About Pengrowth:
Founded in 1988, Pengrowth Energy Trust is the third largest Canadian conventional oil and gas energy trust as measured by production. Pengrowth is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately $4.3 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.
PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 781-9683